Exhibit 99.6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of IAMGOLD Corporation

On March 30, 2007, we reported on the consolidated balance sheets of IAMGOLD Corporation (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 30, 2007